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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MacDermid, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
554273 10 2
(CUSIP Number)
Geraldine A. Sinatra, Esq.
Dechert LLP
2929 Arch Street
Philadelphia, PA 19104
(215) 994-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	554273 10 2	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Daniel H. Leever

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

7	SOLE VOTING POWER:

NUMBER OF	1,897,675

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	1,897,675

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,897,675

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
Excludes 5,463 shares owned by Mr. Leever’s wife, as to which Mr. Leever disclaims beneficial ownership.
☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

2

SCHEDULE 13D AMENDMENT NO. 1
MacDermid, Incorporated
     This Amendment No. 1 is being filed to amend Schedule 13D originally filed by Daniel H. Leever (the “Reporting Person”) with the Securities Exchange Commission on January 29, 1997.
          Item 1. Security and Issuer
     This Amendment No. 1 relates to the Common Stock of MacDermid, Incorporated (the “Issuer”). The principal executive offices of the Issuer are located at 1401 Blake Street, Denver, CO 80202.
          Item 2. Identity and Background
(a) Name: Daniel H. Leever
(b) Business address: 1401 Blake Street, Denver, CO 80202
(c) Principal Occupation: Chairman and Chief Executive Officer of MacDermid, Incorporated, 1401 Blake Street, Denver, CO 80202.
(d) Mr. Leever has not been convicted in a criminal proceeding during the past five years.
(e) Mr. Leever has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to federal or state securities laws during the last five years.
(f) Citizenship: United States
          Item 3. Source and Amount of Funds and Other Consideration
     It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of (1) cash contributed to the acquisition vehicle formed by the Investors (as defined in Item 4 below) and (2) debt financing. On August 31, 2006, Court Square Capital Partners received a “highly confident letter” from Credit Suisse Securities (USA) LLC (the “Highly Confident Letter”), stating that it is highly confident of its ability to raise the debt necessary to complete the transaction. A copy of the Highly Confident Letter is filed as Exhibit 7c herein, and is incorporated by reference into this Item 3. In addition, it is anticipated that a portion of the shares of Common Stock currently held by the Reporting Person will be contributed to the acquisition vehicle. Members of the Issuer’s senior management team also may contribute shares of Common Stock to the acquisition vehicle. The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.
          Item 4. Purpose of Transaction.
     On August 31, 2006, a letter (the “Proposal Letter”) was delivered to the Board of Directors of the Issuer in which it was proposed that the Reporting Person, together with investors that are expected to include Court Square Capital Partners (collectively, the “Investors”), would offer to acquire by merger, for a purchase price of $32.50 in cash per share, all of the outstanding shares of the Issuer’s Common Stock (the “Proposal”).

     As described in the Proposal Letter, the Investors anticipate that the Issuer will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) to consider the Proposal. To facilitate that review, the Investors intend to provide shortly (1) equity and debt financing letters for all amounts necessary to effect the transaction and (2) a proposed form of merger agreement. The Investors noted that they are prepared to move very quickly to finalize the definitive transaction and related documents as they complete their remaining due diligence. No binding obligation on the part of the Investors or the Issuer will arise with respect to the Proposal or any transaction unless and until a definitive merger agreement satisfactory to the Investors and recommended by the Special Committee and approved by the Issuer’s Board of Directors is executed and delivered.
     The Proposal and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. The Reporting Person is expected to take actions in furtherance of the Proposal and the transactions and the transactions contemplated thereby.
     A copy of the Proposal Letter is filed as Exhibit 7b herein, and is incorporated by reference into this Item 4.
          Item 5. Interests in Securities of the Issuer.
(a) Aggregate number of shares beneficially owned: 1,897,675 Percentage of class: 6.15%
(b) Number of shares beneficially owned with:
     Sole voting power: 1,897,675
     Sole dispositive power: 1,897,675
(c) Not applicable.
(d) No persons, other than those disclosed above, have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of beneficially owned securities.
(e) Not applicable.
          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities Interests of the Issuer.
     Not applicable.
          Item 7. Material to be Filed as Exhibits.

7a. Stock Purchase Agreement between MacDermid, Incorporated and Harold Leever dated April 7, 1988 (incorporated by reference to Exhibit 7a of Schedule 13D originally filed by Daniel H. Leever with the Securities Exchange Commission on January 29, 1997).
7b. Proposal Letter from Daniel H. Leever to MacDermid, Incorporated, dated August 31, 2006.
7c. Highly Confident Letter to Court Square Capital Partners, dated August 31, 2006.

          Signature
          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
          Dated: September 5, 2006

DANIEL H. LEEVER

/s/ Daniel H. Leever